WREN CAPITAL LLC

Statement of Financial Condition

December 31, 2020

With Independent Auditors' Report Thereon

PUBLIC DOCUMENT

WREN CAPITAL LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	23,763
Fees Receivable		8,571
Prepaid Expenses		8,991
Due from Member		3,447
Furniture and Equipment, net of		
accumulated depreciation of $ 17,846		569
Total Assets	$	45,341

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses		25,217
Total Liabilities		25,217
Member's Equity		20,124
Total Liabilities and Member's Equity	$	45,341

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operation

Wren Capital LLC ("the Company"), is a California Limited Liability Company formed on July 20, 2009. The Company is a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) as of June 28, 2010, and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash
The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

Revenue Recognition
The Company records its advisory fees as they are earned based on the services provided, on contract terms, or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topics 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-2014-19 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2019 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and content practices applied by the Company.

Fees Receivable
Fees Receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2020 was $3,400.

Income Taxes

In as much as the Company has a single member, it is treated as a disregarded entity for Federal Income Tax purposes. Consequently, Federal income taxes are not payable, or provided for by the Company. The member is taxed individually on the Company's earnings. California has an annual LLC filing requirement and taxes have been paid at the Company level in the amount of $800 for the year ended December 31, 2020.

The Company determined that there are no uncertain tax positions that require financial statement recognition. The tax returns of the single member, which as noted above include the earnings of the Company, remain open for examination by tax authorities for a period of three years from the date which they are filed. The 2017, 2018, and 2019 Federal and California income tax returns are currently open for examination.

Allocation of Income and Losses

The Company is a single member LLC. The net income of the Company for the year is allocated to the sole member.

Operating Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases, and makes certain changes to the accounting for lease expenses. The company currently has no operating or finance leases to report. The Company elects to omit short-term lease commitments lasting less than 12 months from the balance sheet.

Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. The Company's accounting policies did not change materially as a result of applying the principles of fair value measurement from ASU 2018-13 and are largely consistent with existing guidance and content practices applied by the Company.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the company had net capital of approximately $7,117 which was $2,117 in excess of its net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.54 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Under its membership agreement with FINRA, and relying on Footnote 74 of the SEC Release no. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, the Company is exempt from the requirement of Rule 17a because the Company does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3 and limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

(4) Significant Customers

One customer accounted for 100% of the gross revenues for the year ended December 31, 2020.

(5) Related Parties

As of December 31, 2020, the Sole Member owed the Company $3,447 in accrued expenses reimbursable. These funds will be repaid as cash flows permit.

(6) COVID-19

The COVID-19 pandemic is not expected to have a significant impact on the Company. Management has determined that there is no material uncertainty that casts doubt on the Company's ability to continue as a going concern. It expects that COVID-19 might have some impact, though not significant, for example, in relation to expected future performance, or the effects on some future asset valuations.

(6) Subsequent Events

The Company has evaluated subsequent events through February 25, 2021, the date which the financial statements were available to be issued, and noted no items requiring further disclosure.